October 19, 2004



Mail-Stop 0408
Via Facsimile and U.S. Mail
Mr. Gary L. Nalbandian
Chief Executive Officer
Pennsylvania Commerce Bancorp, Inc.
P.O. Box 8599
Camp Hill, Pennsylvania 17001-8599

	Re:  Pennsylvania Commerce Bancorp, Inc. (the "Company")
                   Amendment No. 2 to Form S-1
                   File No. 333-118236
                   Filed October 13, 2004

Dear Mr. Nalbandian:

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Form S-1
Underwriting
1. Your response letter dated October 13, 2004, in response number 8, indicated the "pricing amendment" would disclose the number of shares purchased by the underwriter from the Company. Confirm to the staff that the pricing amendment (Rule 424 filing) will disclose the actual number of shares sold by the underwriters, including those shares sold short. This amount may be different from the number purchased from the Company.

General
2. Confirm to the staff that the Company will add a "Recent
Developments" section to the Prospectus, in the event the Company experiences an adverse change in its financial condition or results of operations from the date of the financial statements included in the Prospectus through the date effectiveness is requested.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to John Spitz at (202) 942-1924 or John Nolan at (202) 942-1783. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-1779.

						Sincerely,



						Barry McCarty
						Senior Counsel






Mr. G. Nalbandian
Pennsylvania Commerce Bancorp
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